Terms supplement to the prospectus dated April 13, 2023, the prospectus supplement dated April 13, 2023, the product supplement no. 4-I dated April 13, 2023 and the underlying supplement no. 22-I dated May 12, 2023

Registration Statement Nos. 333-270004 and 333-270004-01
Dated May 1, 2024
Rule 424(b)(3)

North America Structured Investments

5yr Return Notes Linked to the J.P. Morgan Total Return Index

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Index Overview

The J.P. Morgan Total Return Index (the "Index") seeks to provide a dynamic asset allocation to the U.S. dollar fixed income sector based on a momentum allocation strategy. The Index tracks the return of a notional dynamic portfolio consisting of up to 12 U.S. dollar fixed-income exchange-traded funds ("ETFs") (each a "Constituent," and collectively, the "Constituents"), in each case with distributions, if any, notionally reinvested.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC

Guarantor: JPMorgan Chase & Co.

Minimum Denomination: $1,000

Index (Index Ticker): J.P. Morgan Total Return Index (JPUSTRI)

Pricing Date: May 31, 2024

Observation Date: May 31, 2029

Maturity Date: June 5, 2029

Index Adjustment Factor: At least 100.00%*

Payment At Maturity: At maturity you will receive a cash payment, for each $1,000 principal amount note, calculated as follows:

$1,000 × (1 + Index Return) × Index Adjustment Factor

Assuming an Index Adjustment Factor of 100.00%, the Index Adjustment Factor will not provide any buffer against any decline of the Index. If the Final Value is less than the Initial Value, you will lose some or all of your principal amount at maturity.

CUSIP: [CUSIP]

Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/[CUSIP]/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement or underlying supplement or the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

Hypothetical Total Returns**


Note Performance
Index Performance
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
Payment at Maturity
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
Index Return

Final Value	Index Return	Total Return on the Notes
165.00	65.00%	65.00%
140.00	40.00%	40.00%
120.00	20.00%	20.00%
110.00	10.00%	10.00%
105.00	5.00%	5.00%
101.00	1.00%	1.00%
100.00	0.00%	0.00%
99.00	-1.00%	-1.00%
95.00	-5.00%	-5.00%
90.00	-10.00%	-10.00%
80.00	-20.00%	-20.00%
60.00	-40.00%	-40.00%
40.00	-60.00%	-60.00%
20.00	-80.00%	-80.00%
0.00	-100.00%	-100.00%

*The actual Index Adjustment Factor will be provided in the pricing supplement and will be at least 100.00%.

**Reflects Index Adjustment Factor equal to the minimum Index Adjustment Factor set forth herein, for illustrative purposes.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks Risks Relating to the Notes Generally • Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. • No interest payments, dividend payments or voting rights. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as “JPMS”) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Risks Relating to Conflicts of Interest • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes declines. Selected Risks (continued) Risks Relating to the Estimated Value and Secondary Market Prices of the Notes • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The estimated value of the notes is determined by reference to an internal funding rate. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. Risks Relating to the Index • The securities of JPMorgan Chase & Co. are currently held by several Constituents. • Our affiliate, JPMS, the index sponsor and the index calculation agent, may have interests that conflict with yours and may adjust the Index in a way that affects its level. • The Index may not be successful or outperform any alternative strategy. • The notes are subject to risks associated with the Index’s momentum allocation strategy. • The Index may perform poorly during periods characterized by short - term volatility. • The Index may not approximate its initial volatility threshold of 5%. • The performance and market value of an ETF , particularly during periods of market volatility, may not correlate with the performance of its reference index as well as the net asset value per share of that ETF . • The returns of the Constituents may offset each other or may become correlated in decline. • The investment strategy used to construct the Index involves monthly rebalancing and weighting constraints that are applied to the Constituents. • A Constituent may be replaced by a substitute if certain extraordinary events occur. • The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. • The notes are subject to significant risks associated with fixed - income securities, including interest rate - related risks and credit risk. • The notes are subject to significant risks associated with high - yield fixed income securities, including credit risk. • The notes are subject to significant risks associated with floating rate notes. • The notes are subject to significant risks associated with mortgage - backed securities. • The notes are subject to significant risks associated with preferred stock. • The notes are subject to significant risks associated with hybrid securities. • An investment in the notes is subject to risks associated with non - U.S. securities markets, including emerging markets. Additional Information Any information relating to performance contained in these materials is illustrative and no assurance is given that any indic ati ve returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, s upe rseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information pres ent ed herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern. Past performance, and especially hypothetical back - tested performance, is not indicative of future results. Actual performance m ay vary significantly from past performance or any hypothetical back - tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to the se matters. This material is not a product of J.P. Morgan Research Departments. North America Structured Investments 5yr Return Notes Linked to the J.P. Morgan Total Return Index The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.